

RYAN SPECIALTY GROUP REPORTS THIRD QUARTER 2021 RESULTS

- Total Revenue grew 49.0% year-over-year to $352.8 million -

- Organic Revenue Growth Rate of 28.9% year-over-year -

- Net Loss of $32.6 million related to one-time costs of Initial Public Offering -

- Adjusted EBITDAC grew 55.9% year-over-year to $105.0 million -

- Adjusted Net Income grew 51.1% year-over-year to $62.9 million -

- Raised full year 2021 outlook for Organic Revenue Growth Rate and Adjusted EBITDAC Margin -

NOVEMBER 11, 2021 | CHICAGO, IL — Ryan Specialty Group Holdings, Inc. (NYSE: RYAN) ("Ryan Specialty" or the "Company"), a leading international specialty insurance firm, today announced results for the third quarter ended September 30, 2021.

Third Quarter 2021 Highlights

- Total Revenue grew 49.0% year-over-year to $352.8 million, compared to $236.8 million in the prior-year period

- Organic Revenue Growth Rate* was 28.9% for the quarter, compared to 13.6% for the same quarter last year

- Net Loss of $32.6 million, compared to Net Income of $10.8 million in the prior-year period. Net Loss included $58.6 million of one-time costs incurred by the Company in the third quarter of 2021 primarily related to the Company's completed initial public offering ("IPO"). Net Loss per Share was $0.16

- Adjusted EBITDAC* increased 55.9% to $105.0 million, compared to $67.4 million in the prior-year period

- Adjusted EBITDAC Margin* rose 140 basis points year-over-year to 29.8%

- Adjusted Net Income* increased 51.1% to $62.9 million, compared to $41.7 million in the prior-year period. Adjusted Diluted Earnings per Share for the third quarter of 2021 was $0.24

"The Ryan Specialty team didn't miss a beat as we completed our IPO and debuted on the NYSE," said Patrick G. Ryan, Founder, Chairman and Chief Executive Officer of Ryan Specialty Group. "We delivered a very strong financial performance across the board, with organic revenue growth for the quarter eclipsing 28% driven by our extraordinary talent, differentiated platform, ongoing broker consolidation, and a robust E&S market. In addition, our platform's scalability facilitated another quarter of improved margins on a year-over-year basis. With the integration of All Risks in the home stretch and our exceptionally talented team of specialists, we are well positioned to maintain our momentum and execute on all phases of our game plan."

Summary of Third Quarter Results

(in thousands, except percentages)	Three months ended September 30, 2021		Three months ended September 30, 2020		Change $		Change %
GAAP financial measures							
Total revenue	$	352,766	$	236,811	$ 115,955		49.0%
Compensation and benefits		286,538		162,981	123,557		75.8
General and administrative		38,754		31,370	7,384		23.5
Total operating expenses		353,496		210,985	142,511		67.5
Operating income (loss)		(730)		25,826	(26,556)		(102.8)
Net income (loss)		(32,590)		10,796	(43,386)		(401.9)
Net income (loss) attributable to members		(1,334)		10,211	(11,545)		(113.1)
Compensation and Benefits Expense Ratio		81.2%		68.8%			
General and Administrative Expense Ratio		11.0%		13.2%			
Net Income (Loss) Margin		(9.2)%		4.6%			
Earnings (Loss) per Share	$	(0.16)					
Diluted Earnings (Loss) per Share	$	(0.16)					
Non-GAAP financial measures*							
Organic Revenue Growth Rate		28.9%		13.6%			
Adjusted Compensation and Benefits Expense	$	212,590	$	149,058	$ 63,532		42.6%
Adjusted Compensation and Benefits Expense Ratio		60.3%		62.9%			
Adjusted General and Administrative Expense	$	35,153	$	20,393	$ 14,760		72.4%
Adjusted General and Administrative Expense Ratio		10.0%		8.6%			
Adjusted EBITDAC	$	105,023	$	67,360	$ 37,663		55.9%
Adjusted EBITDAC Margin		29.8%		28.4%			
Adjusted Net Income	$	62,949	$	41,664	$ 21,285		51.1%
Adjusted Net Income Margin		17.8%		17.6%			
Adjusted Diluted Earnings per Share	$	0.24					

* For a definition and a reconciliation of Organic Revenue Growth Rate, Adjusted Compensation and Benefits Expense, Adjusted Compensation and Benefits Ratio, Adjusted General and Administrative Expense, Adjusted General and Administrative Expense Ratio, Adjusted EBITDAC, Adjusted EBITDAC Margin, Adjusted Net Income, and Adjusted Net Income Margin, and Adjusted Diluted Earnings per Share to the most directly comparable GAAP measure, see "Non-GAAP Financial Measures and Key Performance Indicators" below.

Third Quarter 2021 Review*

Total revenue for the third quarter of 2021 was $352.8 million, an increase of 49.0% compared to $236.8 million in the prior-year period. This increase was primarily driven by strong organic growth as well as the All Risks acquisition, which was completed on September 1, 2020. Organic revenue growth of 28.9%, was driven by new client wins, expanded relationships with existing clients, an overall expansion of the E&S market, and premium rate increases.

Total operating expenses for the third quarter of 2021 were $353.5 million, a 67.5% increase compared to the prior-year period. This was primarily due to an increase in compensation and benefits expense, which is heavily correlated to revenue growth as many of Ryan Specialty's producers are compensated based on a percentage of the revenue they generate for the Company. Additionally, the Company recognized IPO-related compensation expense of $57.6 million. This IPO-related compensation expense reflects several one-time payments made at the IPO, the revaluation of existing equity grants at IPO, as well as the first period of expense related to one-time IPO awards. General and administrative expense also rose compared to the prior-year period to accommodate revenue growth, while amortization of intangible assets increased as a result of the All Risks acquisition.

Net loss for the third quarter of 2021 was $32.6 million, compared to net income of $10.8 million in the prior-year period. The reduction was due to certain non-operating charges in connection with the IPO, amortization from the acquired intangible assets from the All Risks acquisition, and increased interest expense in connection with the debt used to fund the All Risks acquisition.

Adjusted EBITDAC of $105.0 million grew 55.9% from $67.4 million in the prior-year period. Adjusted EBITDAC Margin for the quarter was 29.8%, a 140 basis point improvement compared to the prior-year period. The increases in Adjusted EBITDAC and Adjusted EBITDAC Margin were primarily driven by revenue growth creating operating leverage in compensation and benefits expense, as well as continued execution of the Company's restructuring plan, partially offset by increased General and Administrative expense. The restructuring plan, which the Company initiated in 2020, is anticipated to achieve $25 million in cumulative annualized cost savings when fully actioned by June 30, 2022.

Adjusted Net Income for the third quarter of 2021 rose 51.1% to $62.9 million, compared to $41.7 million in the prior-year period. Adjusted Net Income Margin rose 20 basis points to 17.8%, reflecting operating leverage as revenue growth outpaced growth in operating expenses.

* For the definition of each of the non-GAAP measures referred to above as well as a reconciliation of such non-GAAP measures to their most directly comparable GAAP measures, see "Non-GAAP Financial Measures and Key Performance Indicators" below.

Review of Third Quarter 2021 Revenue by Specialty

Wholesale Brokerage net commissions and fees increased by 48.3% to $229.1 million, compared to $154.5 million in the prior-year period. This increase was primarily due to strong organic growth within the specialty, as well as revenue from the All Risks acquisition, which was included in the organic growth calculation beginning September 1st.

Binding Authority net commissions and fees grew by 46.1% to $52.8 million, compared to $36.1 million in the prior-year period. This increase was primarily due to strong organic growth within the specialty, as well as revenue from the All Risks acquisition, which was included in the organic growth calculation beginning September 1st.

Underwriting Management net commissions and fees increased by 53.4% to $70.7 million, compared to $46.1 million in the prior-year period. This increase was primarily due to strong organic growth within the specialty, as well as revenue from the All Risks acquisition, which was included in the organic growth calculation beginning September 1st.

Liquidity and Financial Condition

As of September 30, 2021, the Company had cash and cash equivalents of $413.7 million and outstanding debt principal of $1.6 billion.

Full Year 2021 Outlook*

The Company is raising its full year 2021 outlook for both Organic Revenue Growth Rate and Adjusted EBITDAC Margin:

- Organic Revenue Growth Rate for full year 2021 is now expected to be between 21.5% - 22.5%, compared to the Company's prior outlook of between 18.0% - 20.0%.

- Adjusted EBITDAC Margin for full year 2021 is now expected to be between 31.5% - 32.0%, compared to the Company's prior outlook of between 30.0% - 30.5%.

* For a definition of Organic Revenue Growth Rate and Adjusted EBITDAC Margin as well as an explanation of the Company's inability to provide reconciliations of these forward-looking non-GAAP measures, see "Non-GAAP Financial Measures and Key Performance Indicators" below.

Conference Call Information

Ryan Specialty will host a conference call today at 5:00 PM ET to discuss these results. A live audio webcast of the conference call will be available on the Company's website at ryansg.com in its Investors section.

The dial-in number for the conference call is (877) 451-6152 (toll-free) or (201) 389-0879 (international). Please dial the number 10 minutes prior to the scheduled start time.

A webcast replay of the call will be available on the Company's website at ryansg.com in its Investors section for one year following the call.

About Ryan Specialty Group

Founded by Patrick G. Ryan in 2010, Ryan Specialty Group (NYSE: RYAN) is a rapidly growing service provider of specialty products and solutions for insurance brokers, agents and carriers. Ryan Specialty Group provides distribution, underwriting, product development, administration and risk management services by acting as a wholesale broker and a managing underwriter. Our mission is to provide industry-leading innovative specialty insurance solutions for insurance brokers, agents and carriers. Learn more at ryansg.com.

Forward-Looking Statements

All statements in this release and in the corresponding earnings call that are not historical are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and involve substantial risks and uncertainties. For example, all statements the Company makes relating to its estimated and projected costs, expenditures, cash flows, growth rates and financial results or its plans and objectives for future operations, growth initiatives, or strategies and the statements under the caption "Full Year 2021 Outlook" are forward-looking statements. Words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "will," "should," "can have," "likely" and variations of such words and similar expressions are intended to identify such forward-looking statements. All forward-looking statements are subject to risks and uncertainties, known and unknown, that may cause actual results to differ materially from those that the Company expected. Specific factors that could cause such a difference include, but are not limited to, those disclosed previously in the Company's filings with the Securities and Exchange Commission ("SEC") that include, but are not limited to: the Company's potential failure to develop a succession plan for the senior management team, including Patrick G. Ryan; the Company's failure to recruit and retain revenue producers; the cyclicality of, and the economic conditions in, the markets in which the Company operates; conditions that result in reduced insurer capacity; the potential loss of the Company's relationships with insurance carriers or its clients, becoming dependent upon a limited number of insurance carriers or clients or the failure to develop new insurance carrier and client relationships; significant competitive pressures in each of the Company's businesses; decreases in the premiums or commission rates set by insurers, or actions by insurers seeking repayment of commissions; decreases in the amounts of supplemental or contingent commissions the Company receives; the Company's inability to collect its receivables; the potential that the Company's underwriting models contain errors or are otherwise ineffective; any damage to the Company's reputation; decreases in current market share as a result of disintermediation within the insurance industry; impairment of goodwill; the inability to maintain rapid growth or to generate sufficient revenue to achieve and maintain profitability; the impact if the Company's MGU programs are terminated or changed; the risks associated with the evaluation of potential acquisitions and the integration of acquired businesses as well as introduction of new products, lines of business and markets; the occurrence of natural or man-made disasters; being subject to E&O claims as well as other contingencies and legal proceedings; the impact on the Company's operations and financial condition from the effects of the current COVID-19 pandemic; the impact of breaches in security that cause significant system or network disruptions; not being able to generate sufficient cash flow to service all of the Company's indebtedness and being forced to take other actions to satisfy its obligations under such indebtedness; and the impact of being unable to refinance the Company's indebtedness.

For more detail on the risk factors that may affect the Company's results, see the section entitled ''Risk Factors'' in our Prospectus filed in connection with our IPO with the Securities and Exchange Commission on July 23, 2021, and in other documents that we file with, or furnish to, the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Given these factors, as well as other variables that may affect the Company's operating results, you are cautioned not to place undue reliance on these forward-looking statements, not to assume that past financial performance will be a reliable indicator of future performance, and not to use historical trends to anticipate results or trends in future periods. The forward-looking statements included in this press release and on the related earnings call relate only to events as of the date hereof. We do not undertake, and expressly disclaim, any duty or obligation to update publicly any forward-looking statement after the date of this release, whether as a result of new information, future events, changes in assumptions or otherwise.

Non-GAAP Financial Measures and Key Performance Indicators

In assessing the performance of our business, we use non-GAAP financial measures that are derived from our consolidated financial information, but which are not presented in our consolidated financial statements prepared in accordance with GAAP. We use these non-GAAP financial measures when planning, monitoring and evaluating our performance. We consider these non-GAAP financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period by excluding potential differences caused by variations in capital structures, tax positions, depreciation, amortization and certain other items that we believe are not representative of our core business. We use the following non-GAAP measures for business planning purposes, in measuring our performance relative to that of our competitors, to help investors to understand the nature of our growth, and to enable investors to evaluate the run-rate performance of the Company. Non-GAAP measures have limitations as an analytical tool and should not be considered in isolation or as a substitute for an analysis of our results as reported under GAAP.

Organic Revenue Growth Rate: Organic Revenue Growth Rate represents the percentage change in revenue, as compared to the same period for the year prior, adjusted for revenue attributable to acquisitions during their first 12 months of the Company's ownership, and other adjustments such as contingent commissions, fiduciary investment income, and foreign exchange rates. The most directly comparable GAAP financial metric is Total Revenue Growth Rate.

Adjusted Compensation and Benefits Expense: Adjusted Compensation and Benefits Expense represents Compensation and Benefits Expense adjusted to reflect items such as (i) equity-based compensation, (ii) acquisition and restructuring related compensation expenses, and (iii) other exceptional or non-recurring compensation expenses, as applicable. The most directly comparable GAAP financial metric is Compensation and Benefits Expense.

Adjusted General and Administrative Expense: Adjusted General and Administrative Expense represents General and Administrative Expense adjusted to reflect items such as (i) acquisition and restructuring related general and administrative expenses, and (ii) other exceptional or non-recurring general and administrative expenses, as applicable. The most directly comparable GAAP financial metric is General and Administrative Expense.

Adjusted Compensation and Benefits Expense Ratio: Adjusted Compensation and Benefits Expense Ratio represents the Adjusted Compensation and Benefits Expense as a percentage of total revenue. The most directly comparable GAAP financial metric is Compensation and Benefits Expense Ratio.

Adjusted General and Administrative Expense Ratio: Adjusted General and Administrative Expense Ratio represents the Adjusted General and Administrative Expense as a percentage of total revenue. The most directly comparable GAAP financial metric is General and Administrative Expense Ratio.

Adjusted EBITDAC: Adjusted EBITDAC is defined as Net Income before interest expense, income tax expense, depreciation, amortization, and change in contingent consideration, adjusted to reflect items such as (i) equity-based compensation, (ii) acquisition-related expenses, and (iii) other exceptional or non-recurring items, as applicable. The most directly comparable GAAP financial metric is Net Income.

Adjusted EBITDAC Margin: Adjusted EBITDAC Margin is defined as Adjusted EBITDAC as a percentage of total revenue. The most directly comparable GAAP financial metric is Net Income Margin.

Adjusted Net Income: Adjusted Net Income is tax-effected earnings before amortization and certain items of income and expense, gains and losses, equity-based compensation, acquisition-related expenses, and certain exceptional or non-recurring items. The Company will be subject to United States federal income taxes, in addition to state, local, and foreign taxes, with respect to our allocable share of any net taxable income of Ryan Specialty Group, LLC. For comparability purposes, this calculation incorporates the impact of federal and state statutory tax rates on 100% of our adjusted pre-tax income as if the Company owned 100% of Ryan Specialty Group, LLC. The most directly comparable GAAP financial metric is Net Income.

Adjusted Net Income Margin: Adjusted Net Income Margin is defined as Adjusted Net Income as a percentage of total revenue. The most directly comparable GAAP financial metric is Net Income Margin.

Adjusted Diluted Earnings per Share: Adjusted Diluted Earnings per Share is defined as Adjusted Net Income divided by diluted shares outstanding after adjusting for the effect of the exchange of 100% of the outstanding common units of New RSG Holdings, LLC (together with the shares of Class B common stock) into shares of Class A common stock and the effect of unvested equity awards. The most directly comparable GAAP financial metric is Diluted Earnings per Share. The reconciliation of the above non-GAAP measures to their most directly comparable GAAP financial measure is set forth in the reconciliation table accompanying this release.

With respect to the Organic Revenue Growth Rate and Adjusted EBITDAC Margin outlook presented in the "Full Year 2021 Outlook" section of this press release, the Company is unable to provide a comparable outlook for, or a reconciliation to, Total Revenue Growth Rate or Net Income because it cannot provide a meaningful or accurate calculation or estimation of certain reconciling items without unreasonable effort. Its inability to do so is due to the inherent difficulty in forecasting the timing of items that have not yet occurred and quantifying certain amounts that are necessary for such reconciliation, including variations in effective tax rate, expenses to be incurred for acquisition activities and other one-time or exceptional items.

Contacts:

Investor Relations
Noah Angeletti
SVP, Treasurer
Ryan Specialty Group
IR@ryansg.com
Phone: (312) 784-6152

Media Relations
Alice Phillips Topping
SVP, Chief Marketing & Communications Officer
Ryan Specialty Group
Alice.Topping@ryansg.com
Phone: (312) 635-5976

Consolidated Statements of Income (Unaudited)

(in thousands, except percentages)	Three months ended September 30, 2021		Three months ended September 30, 2020		Nine months ended September 30, 2021		Nine months ended September 30, 2020	
Revenue								
Net commissions and fees	$	352,610	$	236,683	$	1,053,800	$	689,833
Fiduciary investment income		156		128		436		1,494
Total revenue	$	352,766	$	236,811	$	1,054,236	$	691,327
Expenses								
Compensation and benefits		286,538		162,981		737,825		461,094
General and administrative		38,754		31,370		96,984		81,755
Amortization		26,982		15,640		82,095		34,789
Depreciation		1,179		1,029		3,601		2,658
Change in contingent consideration		43		(35)		2,356		997
Total operating expenses	$	353,496	$	210,985	$	922,861	$	581,293
Operating income (loss)	$	(730)	$	25,826	$	131,375	$	110,034
Interest expense		21,193		10,859		60,224		26,295
Income from equity method investment in related party		176		326		610		413
Other non-operating (loss) income		(16,211)		(1,574)		(45,547)		(4,066)
Income (loss) before income taxes	$	(37,958)	$	13,719	$	26,214	$	80,086
Income tax expense (benefit)		(5,368)		2,923		(802)		6,085
Net income (loss)	$	(32,590)	$	10,796	$	27,016	$	74,001
GAAP financial measures								
Revenue	$	352,766	$	236,811	$	1,054,236	$	691,327
Compensation and benefits		286,538		162,981		737,825		461,094
General and administrative		38,754		31,370		96,984		81,755
Net Income (loss)	$	(32,590)	$	10,796	$	27,016	$	74,001
Compensation and Benefits Expense Ratio		81.2%		68.8%		70.0%		66.7%
General and Administrative Expense Ratio		11.0%		13.2%		9.2%		11.8%
Net Income (loss) Margin		(9.2)%		4.6%		2.6%		10.7%
Earnings (loss) per Share	$	(0.16)			$	(0.16)		
Diluted Earnings (loss) per Share	$	(0.16)			$	(0.16)		

Non-GAAP Financial Measures (unaudited)

(in thousands, except percentages)	Three months ended September 30,				Nine months ended September 30,			
		2021		2020		2021		2020
Non-GAAP financial measures*								
Organic Revenue Growth Rate		28.9%		13.6%		25.6%		19.8%
Adjusted Compensation and Benefits Expense	$	212,590	$	149,058	$	625,452	$	434,209
Adjusted Compensation and Benefits Expense Ratio		60.3%		62.9%		59.3%		62.8%
Adjusted General and Administrative Expense	$	35,153	$	20,393	$	88,870	$	65,366
Adjusted General and Administrative Expense Ratio		10.0%		8.6%		8.4%		9.5%
Adjusted EBITDAC	$	105,023	$	67,360	$	339,914	$	191,752
Adjusted EBITDAC Margin		29.8%		28.4%		32.2%		27.7%
Adjusted Net Income	$	62,949	$	41,664	$	209,739	$	121,261
Adjusted Net Income Margin		17.8%		17.6%		19.9%		17.5%
Adjusted Diluted Earnings per Share	$	0.24			$	0.78		

Consolidated Statements of Financial Position (Unaudited – All balances presented in thousands, except unit and par value data

	September 30, 2021	December 31, 2020
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 413,695	$ 312,651
Commissions and fees receivable – net	171,862	177,699
Fiduciary assets	1,916,585	1,978,152
Prepaid incentives – net	7,738	8,842
Other current assets	21,039	16,006
Total current assets	$ 2,530,919	$ 2,493,350
NON-CURRENT ASSETS		
Goodwill	1,223,957	1,224,196
Other intangible assets	527,804	604,764
Prepaid incentives – net	27,044	36,199
Equity method investment in related party	47,087	47,216
Property and equipment – net	15,034	17,423
Lease right-of-use assets	80,295	93,941
Deferred tax assets	395,805	-
Other non-current assets	10,511	12,293
Total non-current assets	$ 2,327,537	$ 2,036,032
TOTAL ASSETS	$ 4,858,456	$ 4,529,382
LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS'/MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	78,777	115,573
Accrued compensation	335,923	349,558
Operating lease liabilities	18,811	19,880
Short-term debt and current portion of long-term debt	26,769	19,158
Fiduciary liabilities	1,916,585	1,978,152
Total current liabilities	$ 2,376,865	$ 2,482,321
NON-CURRENT LIABILITIES		
Accrued compensation	—	69,121
Operating lease liabilities	69,928	83,737
Long-term debt	1,568,410	1,566,192
Deferred tax liabilities	379	577
Tax receivable agreement liabilities	282,470	-
Other non-current liabilities	5,306	16,709
Total non-current liabilities	$ 1,926,493	$ 1,736,336
TOTAL LIABILITIES	$ 4,303,358	$ 4,218,657
MEZZANINE EQUITY		
Preferred units ($1.00 par value; 0 issued and outstanding at September 30, 2021 and 260,000,000 issued and outstanding at December 31, 2020)	$ —	$ 239,635
STOCKHOLDERS'/MEMBERS' EQUITY		
Members' interest	—	67,088
Class A common stock ($0.001 par value; 1,000,000,000 shares authorized, 109,903,867 shares issued and outstanding at September 30, 2021)	110	—
Class B common stock ($0.001 par value; 1,000,000,000 shares authorized, 149,162,107 shares issued and outstanding at September 30, 2021)	149	—
Class X common stock ($0.001 par value; 10,000,000 shares authorized, 640,784 shares issued and 0 outstanding at September 30, 2021)	—	—
Preferred stock ($0.001 par value; 500,000,000 shares authorized, 0 shares issued and outstanding at September 30, 2021)	—	—
Additional paid-in capital	327,805	—
Accumulated deficit	(17,115)	—
Accumulated other comprehensive income	1,760	2,702
Total stockholders' equity attributable to Ryan Specialty Group Holdings, Inc. /members' equity	$ 312,709	$ 69,790
Non-controlling interests	242,389	1,300
Total stockholders'/members' equity	555,098	71,090
TOTAL LIABILITIES, MEZZANINE AND STOCKHOLDERS'/MEMBERS' EQUITY	$ 4,858,456	$ 4,529,382

Consolidated Statements of Cash Flows (Unaudited)

	Nine months ended September 30,	
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 27,016	$ 74,001
Adjustments to reconcile net income to cash flows from (used for) operating activities:		
Loss (gain) from equity method investment	(610)	(413)
Amortization	82,095	34,789
Depreciation	3,601	2,658
Prepaid and deferred compensation expense	34,960	12,559
Non-cash equity based compensation	46,877	6,355
Amortization of deferred debt issuance costs	8,546	1,758
Deferred income taxes	(5,860)	(56)
Loss on extinguishment of existing debt	8,634	1,708
Change (net of acquisitions and divestitures) in:		
Commissions and fees receivable - net	6,004	17,669
Accrued interest	602	19
Other current assets and accrued liabilities	27,751	(121,565)
Other non-current assets and accrued liabilities	(85,241)	(27,218)
Total cash flows provided by operating activities	**$ 154,375**	**$ 2,264**
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash paid for acquisitions - net of cash acquired	—	(808,546)
Asset acquisitions	(343,158)	(5,236)
Prepaid incentives issued – net of repayments	4,136	(6,213)
Equity method investment in related party	—	(23,500)
Capital expenditures	(6,429)	(10,596)
Total cash flows used for investing activities	**$ (345,451)**	**$ (854,091)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions of members' equity and preferred equity	—	118,936
Purchase of remaining interest in Ryan Re	(48,368)	—
Payment of contingent consideration	(4,495)	—
Equity repurchases from pre-IPO unitholders	(3,880)	(44,957)
Repurchase of preferred equity	(78,256)	—
Cash distribution to pre-IPO unitholders	(47,039)	(45,705)
Repayment of term debt	(12,375)	(140,625)
Repayment of unsecured promissory notes	(1,108)	—
Borrowing of term debt	—	1,650,000
Repayment of subordinated notes	—	(25,000)
Repayments on revolving credit facilities	—	(428,697)
Finance lease and other costs paid	(108)	230
Debt issuance costs paid	(1,893)	(70,484)
Repurchase of Class A common stock in the IPO	(183,616)	—
Repurchase of pre-IPO LLC Units and payment of Alternative TRA Payments	(780,352)	—
Issuance of Class A common stock in the IPO, net of offering costs paid	1,455,184	—
Total cash flows provided by financing activities	**$ 293,694**	**$ 1,013,698**
Effect of changes in foreign exchange rates on cash and cash equivalents	**(1,574)**	**(1,095)**
NET CHANGE IN CASH AND CASH EQUIVALENTS	**$ 101,044**	**$ 160,776**
CASH AND CASH EQUIVALENTS—Beginning balance	**$ 312,651**	**$ 52,016**
CASH AND CASH EQUIVALENTS—Ending balance	**$ 413,695**	**$ 212,792**
Supplemental cash flow information:		
Interest and financing costs paid	$ 51,050	$ 23,641
Income taxes paid	$ 6,341	$ 5,811
Issuance of Class A common stock in connection with Common Blocker Merger	$ 21	$ —
Issuance of Class X common stock in connection with Common Blocker Merger	$ 1	$ —
Exchange of Founders' subordinated promissory notes for equity issued	$ —	$ (74,990)
Preferred equity issued in exchange for Founders' subordinated promissory notes	$ —	$ 74,270
Common equity issued in exchange for Founders' subordinated promissory notes	$ —	$ 7,661
Loss on extinguishment of Founders' subordinated promissory notes	$ —	$ (6,941)
Common equity issued as consideration for business combination	$ —	$ 102,000

Net Commissions and Fees

		Three months ended September 30,				
(in thousands, except percentages)	2021	% of total	2020	% of total	Change	
Wholesale Brokerage	$ 229,146	65.0%	$ 154,484	65.3%	$ 74,662	48.3%
Binding Authorities	52,795	15.0	36,130	15.3	16,665	46.1
Underwriting Management	70,669	20.0	46,069	19.4	24,600	53.4
Total Net commissions and fees	$ 352,610		$ 236,683		$ 115,927	49.0%

		Nine months ended September 30,				
(in thousands, except percentages)	2021	% of total	2020	% of total	Change	
Wholesale Brokerage	$ 676,229	64.2%	$ 460,706	66.8%	$ 215,523	46.8%
Binding Authorities	161,436	15.3	101,837	14.8	59,599	58.5
Underwriting Management	216,135	20.5	127,290	18.4	88,845	69.8
Total Net commissions and fees	$ 1,053,800		$ 689,833		$ 363,967	52.8%

Reconciliation of Organic Revenue Growth Rate to Total Revenue Growth Rate

	Three months ended September 30,	
	2021	**2020**
Total Revenue Growth Rate (GAAP) (1)	**49.0%**	**22.4%**
Less: Mergers and Acquisitions (2)	(18.8)	(9.8)
Change in Other (3)	(1.3)	1.0
Organic Revenue Growth Rate (Non-GAAP)	**28.9%**	**13.6%**

(1) September 30, 2021 revenue of $352.8 million less September 30, 2020 revenue of $236.8 million is a $116.0 million period-over-period change. The change, $116.0 million, divided by the September 30, 2020 revenue of $236.8 million is a total revenue change of 49.0%. September 30, 2020 revenue of $236.8 million less September 30, 2019 revenue of $193.5 million is a $43.3 million period-over-period change. The change, $43.3 million, divided by the September 30, 2019 revenue of $193.5 million is a total revenue change of 22.4%. Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's 10-Q for the third quarter of 2021 to be filed with the SEC (the "10-Q") for further details.

(2) The mergers and acquisitions adjustment excludes net commission and fees revenue generated during the first 12 months following an acquisition. The total adjustment for the three months ended September 30, 2021 and three months ended September 30, 2020 was $44.4 million and $19.0 million, respectively.

(3) The other adjustments exclude the period-over-period change in contingent commissions, fiduciary investment income, and foreign exchange rates. The total adjustment for the three months ended September 30, 2021 and three months ended September 30, 2020 was $2.9 million and $1.9 million, respectively.

	Nine months ended September 30,	
	2021	**2020**
Total Revenue Growth Rate (GAAP) (1)	**52.5%**	**26.8%**
Less: Mergers and Acquisitions (2)	(26.7)	(7.5)
Change in Other (3)	(0.2)	0.5
Organic Revenue Growth Rate (Non-GAAP)	**25.6%**	**19.8%**

(1) September 30, 2021 revenue of $1,054.2 million less September 30, 2020 revenue of $691.3 million is a $362.9 million year-over-year change. The change, $362.9 million, divided by the September 30, 2020 revenue of $691.3 million is a total revenue change of 52.5%. September 30, 2020 revenue of $691.3 million less September 30, 2019 revenue of $545.3 million is a $146.1 million year-over-year change. The change, $146.1 million, divided by the September 30, 2019 revenue of $545.3 million is a total revenue change of 26.8%. Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the 10-Q for further details.

(2) The mergers and acquisitions adjustment excludes net commission and fees revenue generated during the first 12 months following an acquisition. The total adjustment for the nine months ended September 30, 2021 and nine months ended September 30, 2020 was $184.4 million and $40.6 million, respectively.

(3) The other adjustments exclude the year-over-year change in contingent commissions, fiduciary investment income, and foreign exchange rates. The total adjustment for the nine months ended September 30, 2021 and 2020 was $1.2 million and $3.2 million, respectively.

Reconciliation of Adjusted Compensation and Benefits Expense to Compensation and Benefits Expense

(in thousands, except percentages)	Three months ended September 30,	
	2021	2020
Total Revenue	$ 352,766	$ 236,811
Compensation and Benefits Expense	$ 286,538	$ 162,981
Acquisition-related expense	—	(2,811)
Acquisition related long-term incentive compensation	(10,333)	(3,419)
Restructuring and related expense	(895)	(3,301)
Amortization and expense related to discontinued prepaid incentives	(1,759)	(1,974)
Equity-based compensation	(3,371)	(2,422)
Discontinued programs expense	—	4
Initial public offering related expense	(57,590)	—
Adjusted Compensation and Benefits Expense (1)	$ 212,590	$ 149,058
Compensation and Benefits Expense Ratio (2)	81.2%	68.8%
Adjusted Compensation and Benefits Expense Ratio (3)	60.3%	62.9%

(1) Adjustments to Compensation and Benefits Expense are described in the footnotes of the reconciliation of Adjusted EBITDAC to Net Income in "Reconciliation of Adjusted EBITDAC to Net Income."

(2) Compensation and Benefits Expense Ratio is Compensation and Benefits Expense as a percentage of total revenue.

(3) Adjusted Compensation and Benefits Expense Ratio is Adjusted Compensation and Benefits Expense as a percentage of total revenue.

(in thousands, except percentages)	Nine months ended September 30,	
	2021	2020
Total Revenue	$ 1,054,236	$ 691,327
Compensation and Benefits Expense	$ 737,825	$ 461,094
Acquisition-related expense	—	(4,423)
Acquisition related long-term incentive compensation	(28,837)	(4,483)
Restructuring and related expense	(9,246)	(3,301)
Amortization and expense related to discontinued prepaid incentives	(5,441)	(7,037)
Equity-based compensation	(11,259)	(7,153)
Discontinued programs expense	—	(488)
Initial public offering related expense	(57,590)	—
Adjusted Compensation and Benefits Expense (1)	$ 625,452	$ 434,209
Compensation and Benefits Expense Ratio (2)	70.0%	66.7%
Adjusted Compensation and Benefits Expense Ratio (3)	59.3%	62.8%

(1) Adjustments to Compensation and Benefits Expense are described in the footnotes of the reconciliation of Adjusted EBITDAC to Net Income in "Reconciliation of Adjusted EBITDAC to Net Income."

(2) Compensation and Benefits Expense Ratio is Compensation and Benefits Expense as a percentage of total revenue.

(3) Adjusted Compensation and Benefits Expense Ratio is Adjusted Compensation and Benefits Expense as a percentage of total revenue.

Reconciliation of Adjusted General and Administrative Expense to General and Administrative Expense

(in thousands, except percentages)	Three months ended September 30,	
	2021	2020
Total Revenue	$ 352,766	$ 236,811
General and Administrative Expense	$ 38,754	$ 31,370
Acquisition-related expense	(106)	(9,792)
Restructuring and related expense	(2,465)	(397)
Discontinued programs expense	—	(698)
Other non-recurring expense	—	(90)
Initial public offering related expense	(1,030)	—
Adjusted General and Administrative Expense (1)	$ 35,153	$ 20,393
General and Administrative Expense Ratio (2)	11.0%	13.2%
Adjusted General and Administrative Expense Ratio (3)	10.0%	8.6%

(1) Adjustments to General and Administrative Expense are described in the footnotes of the reconciliation of Adjusted EBITDAC to Net Income in "Reconciliation of Adjusted EBITDAC to Net Income."

(2) General and Administrative Expense Ratio is General and Administrative Expense as a percentage of total revenue.

(3) Adjusted General and Administrative Expense Ratio is Adjusted General and Administrative Expense as a percentage of total revenue.

(in thousands, except percentages)	Nine months ended September 30,	
	2021	2020
Total Revenue	$ 1,054,236	$ 691,327
General and Administrative Expense	$ 96,984	$ 81,755
Acquisition-related expense	(2,128)	(13,783)
Restructuring and related expense	(4,286)	(1,822)
Discontinued programs expense	—	(601)
Other non-recurring expense	(354)	(183)
Initial public offering related expense	(1,346)	—
Adjusted General and Administrative Expense (1)	$ 88,870	$ 65,366
General and Administrative Expense Ratio (2)	9.2%	11.8%
Adjusted General and Administrative Expense Ratio (3)	8.4%	9.5%

(1) Adjustments to General and Administrative Expense are described in the footnotes of the reconciliation of Adjusted EBITDAC to Net Income in "Reconciliation of Adjusted EBITDAC to Net Income."

(2) General and Administrative Expense Ratio is General and Administrative Expense as a percentage of total revenue.

(3) Adjusted General and Administrative Expense Ratio is Adjusted General and Administrative Expense as a percentage of total revenue.

Reconciliation of Adjusted EBITDAC to Net Income

(in thousands, except percentages)	Three months ended September 30,	
	2021	2020
Total Revenue	$ 352,766	$ 236,811
Net Income (loss)	$ (32,590)	$ 10,796
Interest expense	21,193	10,859
Income tax expense (benefit)	(5,368)	2,923
Depreciation	1,179	1,029
Amortization	26,982	15,640
Change in contingent consideration	43	(35)
EBITDAC	$ 11,439	$ 41,212
Acquisition-related expense (1)	106	12,603
Acquisition related long-term incentive compensation (2)	10,333	3,419
Restructuring and related expense (3)	3,360	3,698
Amortization and expense related to discontinued prepaid incentives (4)	1,759	1,974
Other non-operating loss (income) (5)	16,211	1,574
Equity-based compensation (6)	3,371	2,422
Discontinued programs expense (7)	—	694
Other non-recurring expense (8)	—	90
IPO related expenses (9)	58,620	—
(Income) from equity method investments in related party	(176)	(326)
Adjusted EBITDAC (10)	$ 105,023	$ 67,360
Net Income (loss) Margin (11)	(9.2)%	4.6%
Adjusted EBITDAC Margin (12)	29.8%	28.4%

(1) Acquisition-related expense includes diligence, transaction-related, and integration costs. Compensation and benefits expenses were $2.8 million for the three months ended September 30, 2020, while General and administrative expenses contributed to $0.1 million and $9.8 million of the acquisition-related expense for the three months ended September 30, 2021 and 2020, respectively.

(2) Acquisition related long-term incentive compensation arises from long-term incentive plans associated with acquisitions.

(3) Restructuring and related expense consists of compensation and benefits of $0.9 million and $3.3 million for the three months ended September 30, 2021 and 2020, respectively, and General and administrative costs including occupancy and professional services fees of $2.5 million and $0.4 million for the three months ended September 30, 2021 and 2020, respectively, related to the Restructuring Plan. The compensation and benefits expense includes severance as well as employment costs related to services rendered between the notification and termination dates. See the 10-Q, Unaudited Note 5. Restructuring. The remaining costs that preceded the Restructuring Plan were associated with organizational design, other severance, and non-recurring lease costs.

(4) Amortization and expense related to discontinued prepaid incentive programs – see the 10-Q, Unaudited Note 15. Employee Benefit Plans, Prepaid and Long-Term Incentives.

(5) Other non-operating loss (income) includes the change in fair value of the embedded derivatives on the redeemable Class B preferred units. This change in fair value of $16.2 million is due to the occurrence of a Realization Event in the third quarter, which is defined as a Qualified Public Offering or a Sale Transaction in the Onex Purchase Agreement. See the 10-Q, Unaudited Note 11, Redeemable Preferred Units. For the three months ended September 30, 2020, non-operating loss (income) includes the change in fair value of interest rate swaps which were discontinued in 2020.

(6) Equity-based compensation reflects non-cash equity-based expense.

(7) Discontinued programs expense includes $0.1 million of General and administrative expense for the three months ended September 30, 2020. Compensation and benefits expense was $0.0 million for the three months ended September 30, 2020. These costs were associated with concluding specific programs that are no longer core to our business. This

adjustment also includes $0.6 million related to additional cancellation activity associated with these programs in the three months ended September 30, 2020.

(8) Other non-recurring items include one-time professional services costs associated with term debt repricing, and one-time non-income tax charges and tax and accounting consultancy costs associated with potential structure changes.

(9) Initial public offering related expenses includes $1.0 million of General and administrative expense associated with the preparations for Sarbanes-Oxley compliance, tax and accounting advisory services on IPO-related structure changes, and Compensation-related expense of $57.6 million for the three months ended September 30, 2021 related to the revaluation of existing equity awards at IPO as well as initial period expense for new awards issued at IPO.

(10) Consolidated Adjusted EBITDAC does not reflect a deduction for the Adjusted EBITDAC associated with the non-controlling interest in Ryan Re.

(11) Net Income Margin is Net Income as a percentage of total revenue.

(12) Adjusted EBITDAC margin is Adjusted EBITDAC as a percentage of total revenue.

(in thousands, except percentages)	Nine months ended September 30,	
	2021	2020
Total Revenue	$ 1,054,236	$ 691,327
Net Income	$ 27,016	$ 74,001
Interest expense	60,224	26,295
Income tax expense (benefit)	(802)	6,085
Depreciation	3,601	2,658
Amortization	82,095	34,789
Change in contingent consideration	2,356	997
EBITDAC	$ 174,490	$ 144,825
Acquisition-related expense (1)	2,128	18,206
Acquisition related long-term incentive compensation (2)	28,837	4,483
Restructuring and related expense (3)	13,532	5,123
Amortization and expense related to discontinued prepaid incentives (4)	5,441	7,037
Other non-operating loss (income) (5)	45,547	4,066
Equity-based compensation (6)	11,259	7,153
Discontinued programs expense (7)	—	1,089
Other non-recurring expense (8)	354	183
IPO related expenses (9)	58,936	—
(Income) from equity method investments in related party	(610)	(413)
Adjusted EBITDAC (10)	$ 339,914	$ 191,752
Net Income Margin (11)	2.6%	10.7%
Adjusted EBITDAC Margin (12)	32.2%	27.7%

(1) Acquisition-related expense includes diligence, transaction-related, and integration costs. Compensation and benefits expenses were $4.4 million for the nine months ended September 30, 2020, while General and administrative expenses contributed to $2.1 million and $13.8 million of the acquisition-related expense for the nine months ended September 30, 2021 and 2020, respectively.

(2) Acquisition related long-term incentive compensation arises from long-term incentive plans associated with acquisitions

(3) Restructuring and related expense consists of compensation and benefits of $9.2 million and $3.3 million for the nine months ended September 30, 2021 and 2020, respectively, and General and administrative costs including occupancy and professional services fees of $4.3 million and $1.8 million for the nine months ended September 30, 2021 and 2020, respectively, related to the Restructuring Plan. The compensation and benefits expense includes severance as well as employment costs related to services rendered between the notification and termination dates. See the 10-Q, Unaudited Note 5. Restructuring. The remaining costs that preceded the Restructuring Plan were associated with organizational design, other severance, and non-recurring lease costs.

(4) Amortization and expense related to discontinued prepaid incentive programs – see the 10-Q, Unaudited Note 15. Employee Benefit Plans, Prepaid and Long-Term Incentives.

(5) Other non-operating loss (income) includes the change in fair value of the embedded derivatives on the redeemable Class B preferred units. This change in fair value of $36.9 million is due to the occurrence of a Realization Event in the third quarter, which is defined as a Qualified Public Offering or a Sale Transaction in the Onex Purchase Agreement. See the 10-Q, Unaudited Note 11, Redeemable Preferred Units. For the nine months ended September 30, 2021, non-operating loss (income) includes costs associated with the extinguishment of a portion of our deferred debt issuance costs on the term debt. For the nine months ended September 30, 2020, non-operating loss (income) includes the change in fair value of interest rate swaps which were discontinued in 2020.

(6) Equity-based compensation reflects non-cash equity-based expense.

(7) Discontinued programs expense includes $0.3 million of General and administrative expense for the nine months ended September 30, 2020. Compensation and benefits expense was $0.5 million for the nine months ended September 30, 2020. These costs were associated with concluding specific programs that are no longer core to our business. This adjustment also includes $0.3 million related to additional cancellation activity associated with these programs in the nine months ended September 30, 2020.

(8) Other non-recurring items include one-time professional services costs associated with term debt repricing, and one-time non-income tax charges and tax and accounting consultancy costs associated with potential structure changes.

(9) Initial public offering related expenses includes $1.3 million of General and administrative expense associated with the preparations for Sarbanes-Oxley compliance, tax and accounting advisory services on IPO-related structure changes, and Compensation-related expense of $57.6 million for the nine months ended September 30, 2021 related to the revaluation of existing equity awards at IPO as well as initial period expense for new awards issued at IPO.

(10) Consolidated Adjusted EBITDAC does not reflect a deduction for the Adjusted EBITDAC associated with the non-controlling interest in Ryan Re.

(11) Net Income Margin is Net Income as a percentage of total revenue.

(12) Adjusted EBITDAC margin is Adjusted EBITDAC as a percentage of total revenue.

Reconciliation of Adjusted Net Income to Net Income

(in thousands, except percentages)		Three months ended September 30,		
		2021		2020
Total Revenue	$	352,766	$	236,811
Net Income (loss)	$	(32,590)	$	10,796
Income tax expense (benefit)		(5,368)		2,923
Amortization		26,982		15,640
Amortization of deferred issuance costs (1)		2,777		1,070
Change in contingent consideration		43		(35)
Acquisition-related expense (2)		106		12,603
Acquisition related long-term incentive compensation (3)		10,333		3,419
Restructuring expense (4)		3,360		3,698
Amortization and expense related to discontinued prepaid incentives (5)		1,759		1,974
Other non-operating loss (income) (6)		16,211		1,574
Equity-based compensation (7)		3,371		2,422
Discontinued programs expense (8)		—		694
Other non-recurring expense (9)		—		90
IPO related expenses (10)		58,620		—
(Income) / loss from equity method investments in related party		(176)		(326)
Adjusted Income before Income Taxes	$	85,428	$	56,542
Adjusted tax expense (11)		(22,479)		(14,878)
Adjusted Net Income (12)	$	62,949	$	41,664
Net Income (loss) Margin (13)		(9.2)%		4.6%
Adjusted Net Income Margin (14)		17.8%		17.6%

(1) Interest Expense includes amortization of deferred issuance costs.

(2) Acquisition-related expense includes diligence, transaction-related, and integration costs. Compensation and benefits expenses were $2.8 million for the three months ended September 30, 2020, while General and administrative expenses contributed to $0.1 million and $9.8 million of the acquisition-related expense for the three months ended September 30, 2021 and 2020, respectively.

(3) Acquisition related long-term incentive compensation arises from long-term incentive plans associated with acquisitions.

(4) Restructuring and related expense consists of compensation and benefits of $0.9 million and $3.3 million for the three months ended September 30, 2021 and 2020, respectively, and General and administrative costs including occupancy and professional services fees of $2.5 million and $0.4 million for the three months ended September 30, 2021 and 2020, respectively, related to the Restructuring Plan. The compensation and benefits expense includes severance as well as employment costs related to services rendered between the notification and termination dates. See the 10-Q, Unaudited Note 5, Restructuring. The remaining costs that preceded the Restructuring Plan were associated with organizational design, other severance, and non-recurring lease costs.

(5) Amortization and expense related to discontinued prepaid incentive programs—see the 10-Q, Unaudited Note 15, Employee Benefit Plans, Prepaid and Long-Term Incentives.

(6) Other non-operating loss (income) includes the change in fair value of the embedded derivatives on the redeemable Class B preferred units. This change in fair value of $16.2 million is due to the occurrence of a Realization Event in the third quarter, which is defined as a Qualified Public Offering or a Sale Transaction in the Onex Purchase Agreement. See the 10-Q, Unaudited Note 11, Redeemable Preferred Units. For the three months ended September 30, 2020, non-operating loss (income) includes the change in fair value of interest rate swaps which were discontinued in 2020.

(7) Equity-based compensation reflects non-cash equity-based expense.

(8) Discontinued programs expense includes $0.1 million of General and administrative expense for the three months ended September 30, 2020. Compensation and benefits expense was $0.0 million for the three months ended September 30,

2020. These costs were associated with concluding specific programs that are no longer core to our business. This adjustment also includes $0.6 million related to additional cancellation activity associated with these programs in the three months ended September 30, 2020.

(9) Other non-recurring items include one-time professional services costs associated with term debt repricing, and one-time non-income tax charges and tax and accounting consultancy costs associated with potential structure changes.

(10) Initial public offering related expenses includes $1.0 million of General and administrative expense associated with the preparations for Sarbanes-Oxley compliance, tax and accounting advisory services on IPO-related structure changes, and Compensation-related expense of $57.6 million for the three months ended September 30, 2021 related to the revaluation of existing equity awards at IPO as well as initial period expense for new awards issued at IPO.

(11) Ryan Specialty Group Holdings, Inc. will be subject to United States federal income taxes, in addition to state, local, and foreign taxes, with respect to our allocable share of any net taxable income of Ryan Specialty Group, LLC. For comparability purposes, this calculation of adjusted tax expense incorporates the impact of federal and state statutory tax rates on 100% of our adjusted pre-tax income as if the Company owned 100% of Ryan Specialty Group, LLC.

(12) Consolidated Adjusted Net Income does not reflect a deduction for the Adjusted Net Income associated with the non-controlling interest in Ryan Re.

(13) Net Income Margin is Net Income as a percentage of total revenue.

(14) Adjusted Net Income Margin is Adjusted Net Income as a percentage of total revenue.

(in thousands, except percentages)	Nine months ended September 30,	
	2021	2020
Total Revenue	$ 1,054,236	$ 691,327
Net Income	$ 27,016	$ 74,001
Income tax expense (benefit)	(802)	6,085
Amortization	82,095	34,789
Amortization of deferred issuance costs (1)	8,546	1,763
Change in contingent consideration	2,356	997
Acquisition-related expense (2)	2,128	18,206
Acquisition related long-term incentive compensation (3)	28,837	4,483
Restructuring expense (4)	13,532	5,123
Amortization and expense related to discontinued prepaid incentives (5)	5,441	7,037
Other non-operating loss (income) (6)	45,547	4,066
Equity-based compensation (7)	11,259	7,153
Discontinued programs expense (8)	—	1,089
Other non-recurring items (9)	354	183
IPO related expenses (10)	58,936	—
(Income) / loss from equity method investments in related party	(610)	(413)
Adjusted Income before Income Taxes	$ 284,635	$ 164,562
Adjusted tax expense (11)	(74,896)	(43,301)
Adjusted Net Income (12)	$ 209,739	$ 121,261
Net Income Margin (13)	2.6%	10.7%
Adjusted Net Income Margin (14)	19.9%	17.5%

(1) Interest Expense includes amortization of deferred issuance costs.

(2) Acquisition-related expense includes diligence, transaction-related, and integration costs. Compensation and benefits expenses were $4.4 million for the nine months ended September 30, 2020, while General and administrative expenses contributed to $2.1 million and $13.8 million of the acquisition-related expense for the nine months ended September 30, 2021 and 2020, respectively.

(3) Acquisition related long-term incentive compensation arises from long-term incentive plans associated with acquisitions.

(4) Restructuring and related expense consists of compensation and benefits of $9.2 million and $3.3 million for the nine months ended September 30, 2021 and 2020, respectively, and General and administrative costs including occupancy and professional services fees of $4.3 million and $1.8 million for the nine months ended September 30, 2021 and 2020, respectively, related to the Restructuring Plan. The compensation and benefits expense includes severance as well as employment costs related to services rendered between the notification and termination dates. See the 10-Q, Unaudited Note 5, Restructuring. The remaining costs that preceded the Restructuring Plan were associated with organizational design, other severance, and non-recurring lease costs.

(5) Amortization and expense related to discontinued prepaid incentive programs—see the 10-Q, Unaudited Note 15, Employee Benefit Plans, Prepaid and Long-Term Incentives in the consolidated financial statements.

(6) Other non-operating loss (income) includes the change in fair value of the embedded derivatives on the redeemable Class B preferred units. This change in fair value of $36.9 million is due to the occurrence of a Realization Event in the third quarter, which is defined as a Qualified Public Offering or a Sale Transaction in the Onex Purchase Agreement. See the 10-Q, Unaudited Note 11, Redeemable Preferred Units. For the nine months ended September 30, 2021, non-operating loss (income) includes costs associated with the extinguishment of a portion of our deferred debt issuance costs on the term debt. For the nine months ended September 30, 2020, non-operating loss (income) includes the change in fair value of interest rate swaps which were discontinued in 2020.

(7) Equity-based compensation reflects non-cash equity-based expense.

(8) Discontinued programs expense includes $0.3 million of General and administrative expense for the nine months ended September 30, 2020. Compensation and benefits expense was $0.5 million for the nine months ended September 30, 2020. These costs were associated with concluding specific programs that are no longer core to our business. This adjustment also includes $0.3 million related to additional cancellation activity associated with these programs in the nine months ended September 30, 2020

(9) Other non-recurring items include one-time professional services costs associated with term debt repricing, and one-time non-income tax charges and tax and accounting consultancy costs associated with potential structure changes.

(10) Initial public offering related expenses includes $1.3 million of General and administrative expense associated with the preparations for Sarbanes-Oxley compliance, tax and accounting advisory services on IPO-related structure changes, and Compensation-related expense of $57.6 million for the nine months ended September 30, 2021 related to the revaluation of existing equity awards at IPO as well as initial period expense for new awards issued at IPO.

(11) Ryan Specialty Group Holdings, Inc. will be subject to United States federal income taxes, in addition to state, local, and foreign taxes, with respect to our allocable share of any net taxable income of Ryan Specialty Group, LLC. For comparability purposes, this calculation of adjusted tax expense incorporates the impact of federal and state statutory tax rates on 100% of our adjusted pre-tax income as if the Company owned 100% of Ryan Specialty Group, LLC.

(12) Consolidated Adjusted Net Income does not reflect a deduction for the Adjusted Net Income associated with the non-controlling interest in Ryan Re.

(13) Net Income Margin is Net Income as a percentage of total revenue.

(14) Adjusted Net Income Margin is Adjusted Net Income as a percentage of total revenue.

Reconciliation of Adjusted Diluted Earnings per Share to Diluted Earnings per Share

		Three months ended September 30, 2021				
		Adjustments				
	U.S. GAAP	Plus: Net income (loss) attributable to RSG LLC before the Organizational Transactions	Plus: Impact of all LLC Common Units exchanged for Class A shares (1)	Plus: Adjustments to Adjusted Net Income (2)	Plus: Dilutive impact of unvested equity awards (3)	Adjusted Diluted Earnings per Share
Numerator:						
Net income (loss) attributable to Class A common shareholders- diluted	$ (17,115)	$ 15,781	$ (31,256)	$ 95,539	$ —	$ 62,949
Denominator:						
Weighted-average shares of Class A common stock outstanding- diluted	105,309	—	142,727	—	19,684	267,721
Net income (loss) per share of Class A common stock - diluted	$ (0.16)	$ 0.15	$ (0.12)	$ 0.39	$ (0.02)	$ 0.24

(1) For comparability purposes, this calculation incorporates the net income (loss) and weighted average shares of Class A common stock that would be outstanding if all LLC Common Units (together with shares of Class B common stock) were exchanged for shares of Class A common stock.

(2) Adjustments to Adjusted Net Income are described in the footnotes of the reconciliation of Adjusted Net Income to Net Income in "Adjusted Net Income and Adjusted Net Income Margin".

(3) For comparability purposes and to be consistent with the treatment of the adjustments to arrive at Adjusted Net Income, the dilutive effect of unvested equity awards is calculated using the treasury stock method as if the weighted average unrecognized cost associated with the awards was $0 over the period, less any unvested equity awards determined to be dilutive within the Diluted Loss Per Share calculation disclosed in Note 13, Loss Per Share of the unaudited quarterly consolidated financial statements.

		Nine months ended September 30, 2021				
		Adjustments				
	U.S. GAAP	Plus: Net income (loss) attributable to RSG LLC before the Organizational Transactions	Plus: Impact of all LLC Common Units exchanged for Class A shares (1)	Plus: Adjustments to Adjusted Net Income (2)	Plus: Dilutive impact of unvested equity awards (3)	Adjusted Diluted Earnings per Share
Numerator:						
Net income (loss) attributable to Class A common shareholders- diluted	$ (17,115)	$ 75,387	$ (31,256)	$ 182,723	$ —	$ 209,739
Denominator:						
Weighted-average shares of Class A common stock outstanding- diluted	105,309	—	142,727	—	19,684	267,721
Net income (loss) per share of Class A common stock - diluted	$ (0.16)	$ 0.72	$ (0.44)	$ 0.74	$ (0.06)	$ 0.78

(1) For comparability purposes, this calculation incorporates the net income (loss) and weighted average shares of Class A common stock that would be outstanding if all LLC Common Units (together with shares of Class B common stock) were exchanged for shares of Class A common stock.

(2) Adjustments to Adjusted Net Income are described in the footnotes of the reconciliation of Adjusted Net Income to Net Income in "Adjusted Net Income and Adjusted Net Income Margin".

(3) For comparability purposes and to be consistent with the treatment of the adjustments to arrive at Adjusted Net Income, the dilutive effect of unvested equity awards is calculated using the treasury stock method as if the weighted average unrecognized cost associated with the awards was $0 over the period, less any unvested equity awards determined to be

dilutive within the Diluted Loss Per Share calculation disclosed in Note 13, Loss Per Share of the unaudited quarterly consolidated financial statements.